Exhibit 142

Consent of Independent Auditors

We hereby consent to the inclusion in this registration statement of Ur-Energy Inc. on Form 40-F/A of our report dated March 28, 2008 relating to the consolidated financial statements for the years ended December 31, 2007 and 2006 and for the cumulative period from March 22, 2004 to December 31, 2007 and our report dated March 21, 2007, except for note 15 which is as at December 28, 2007, on the consolidated financial statements for the years ended December 31, 2006 and 2005 and for the cumulative period from March 22, 2004 to December 31, 2006, which are attached as Exhibits 99 and 10 to this registration statement, respectively.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Ottawa, Ontario
July 3, 2008